FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

SBS Broadcasting S.A.

(Translation of registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg, Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SBS Broadcasting S.A. is a Luxembourg Société Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, L-1717 Luxembourg, and the telephone number is +352 40 7878. All references to the “Company”, “SBS”, “we” or “us” are to SBS Broadcasting S.A. and its consolidated subsidiaries.

We own and/or operate television and radio broadcasting stations in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, the Netherlands and Hungary. Additionally, we own a minority interest in a television station in Romania. We also own and operate radio stations in Denmark, Sweden, Norway, Finland and Greece. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise. On September 1, 2003, we acquired the company that publishes the weekly television and radio guide, Veronica Magazine in the Netherlands.

Our consolidated financial statements for the three and six months ended June 30, 2004 were affected by the sale of our 30.4% equity interest in TVN and TVN7 in Poland in December 2003. They were also affected by the acquisition of the Print operations from Veronica Holding B.V. in September 2003, the acquisition of Radio operations in Norway and Denmark in September 2003, and the merger of our Swedish Radio operations with Bonnier Radio AB in October 2003 (the “2003 Acquired Operations”).

The primary source of our revenue is the sale of advertising time on our television and radio stations, and subscription fees for the Veronica Magazine. Our most significant operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

In Norway, we own 100% (as of July 8, 2004) of, and operate, TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 89% of the television households in Norway.

We own and operate Kanal 5 (Sweden), a satellite-to-cable television station based in, and transmitting from, the United Kingdom that currently reaches approximately 64% of the television households in Sweden.

We own and operate Kanal 5 (Denmark), a satellite-to-cable station based in, and transmitting from, the United Kingdom into Denmark.  We also own and operate TvDanmark, a network of nine local, over-the-air and must-carry television stations in Denmark.  Kanal 5 and TvDanmark currently reach approximately 56% and 77%, respectively, of the television households in Denmark.

In Belgium, we own and operate VT4, a cable television channel operating under a Flemish license, which is carried by all the cable systems in the Flemish-speaking community and reaches approximately 97% of the television households in the Flemish-speaking community.

In the Netherlands, we own 63% of and operate SBS6, NET5 and Veronica, national satellite-to-cable television channels that reach approximately 96% of the television households in the Netherlands.

In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate, TV2, a national over-the-air station that currently reaches approximately 95% of the television households in Hungary. In addition we hold a 100% interest in MTM-Produktion and an 80% interest in Interaktive, which are local production companies producing exclusively for TV2.

In Romania, we own 37% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania.

We also own 100% of Broadcast Text International AB (“BTI”), one of Europe’s largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, and translation of documents, computer games and multimedia presentations, as well as localization of web pages.

Radio

In Denmark, we own 100% of SBS Radio A/S through which we operate The Voice and Radio 2, which are semi-national networks comprising five and six stations, respectively, each reaching approximately 60% of the population. SBS Radio A/S also operates Pop FM in Copenhagen, and Nyhedsradioen 24/7, which is a news station operating on cable.

In Sweden, we own 51% of SBS Radio AB, through which we operate Mix Megapol, a national network of 16 stations reaching approximately 80% of the population. SBS Radio AB also operates The Voice in Stockholm, Radio City in Gothenburg and Malmoe; Vinyl in Stockholm, Landskrona and Malmoe; Lugna Melodier in Helsingborg and Malmoe; and 106.7 Rockklassiker and E-FM 107.5 in Stockholm.

In Norway, we own 100% of Radio 1 AS, through which we operate Radio 1 in Oslo, Stavanger, Bergen and Trondheim; and The Voice in Oslo and Bergen.

In Finland, we own SBS Finland Oy, through which we operate Kiss FM and Radio City, which are semi-national radio networks covering 79% of the population in Finland. SBS Finland Oy also operates Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere and Radio Jyväskylä in Jyväskylä, and the Iskelmäradio network in Finland.

In Greece, we own 70% of and operate LAMPSI FM (‘‘Lampsi’’), a radio station that broadcasts in the Athens Region.

Print

In the Netherlands, we own 63% of and operate Veronica Uitgeverij BV, the company that publishes the television and radio guides, Veronica Magazine and Satellite Magazine, with a combined circulation of approximately 1.1 million and approximately 3.0 million readers.

Recent Developments

During May and June 2004, we acquired and extinguished €14.5 million of our 12% Senior Notes due 2008 (“Senior Notes”). We recorded a loss of €2.5 million on this extinguishment of debt. In July and August 2004, we acquired and extinguished an additional €11.2 million of our Senior Notes at a loss of €1.5 million.

On June 24, 2004, we announced the launch of our second television channel in Belgium. The channel, yet to be named, is expected to launch on October 1, 2004, with an approximate reach of 97% of Flemish homes through over-the-air broadcast and cable on a must-carry basis. The new channel will be targeted to females aged 20-49 and its schedule will be programmed to complement VT4, our existing television station in Belgium. The new channel will to a large extent utilize our existing sales, marketing, technical and operating facilities in Flanders.

On July 8, 2004, we acquired the remaining 49.3% minority interest in TV Norge AS for cash consideration of NOK 260 million (€30.8 million) from TV2 AS, increasing our ownership stake in TV Norge AS to 100%.

On August 30, 2004 we announced that we will repurchase for €18.6 million in cash, all of the 856,494 SBS common shares used in September 2003 to acquire Radio 1 Norge AS in Norway and Radio 2 AS in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and Norsk Aller AS.  As a result of the cash payment, SBS will repurchase the common shares that were delivered to the sellers in September 2003 that they were otherwise entitled to sell.

Financial Reporting and Accounting

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US (“US GAAP”).

Our consolidated broadcasting operations generate revenue primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in U.S. dollars, which are often hedged, and other currencies.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity.  Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three and six months ended June 30, 2004 compared to the three and six months ended June 30, 2003, we divide our operations into three segments:

•                  “Television operations”, which include: TVNorge (in Norway), Kanal 5 (in Sweden), TvDanmark and Kanal 5 (in Denmark) and jointly referred to as “our Danish Television operations”; VT4 (in Flemish Belgium), SBS6, NET5 and Veronica (in the Netherlands) and jointly referred to as “our Dutch Television operations”; TV2, MTM-Produktion and Interaktive (in Hungary) and jointly referred to as “our Hungarian Television operations”; and other related operations that are not material.

•                  “Radio operations”, which include: The Voice, Pop FM and, from September 2003, Radio 2 and Nyhedsradioen 24/7 (in Denmark) and jointly referred to as “our Danish Radio operations”; The Voice in Stockholm, Radio City in Gothenburg and Malmoe, 106.7 Rockklassiker and E-FM 107.5 in Stockholm, and, from October 2003, Mix Megapol,

Vinyl and Lugna Melodier (in Sweden) and jointly referred to as “our Swedish Radio operations”; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as “our Norwegian Radio operations”; KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as “our Finnish Radio operations”; and Lampsi (in Greece).

•                  “Print operations”, which include the Veronica Magazine and the Satellite Magazine in the Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

Results from TVN and TVN7 in Poland (through December 2, 2003), prima TV in Romania, and ATV in Austria (through December 4, 2003) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004

Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	63.8%	59.0%	70.0%	65.4%
Selling, general and administrative expenses	15.2%	16.8%	17.0%	18.3%
Corporate expenses	2.2%	1.9%	2.4%	2.1%
Non-cash compensation	—	0.1%	—	0.3%
Depreciation and Amortization	3.6%	3.6%	4.2%	4.0%

Three months ended June 30, 2004 compared to three months ended June 30, 2003

Net Revenue

Net revenue increased €32.3 million, or 21%, from €154.9 million for the three months ended June 30, 2003 to €187.2 million for the three months ended June 30, 2004.

Our Television operations net revenue increased €11.1 million, or 8%, due to increased net revenue of €5.0 million, or 21%, from our Hungarian Television operations, primarily reflecting an increase in the television advertising market. VT4 had increased net revenue of €2.6 million, or 18%, and our Dutch Television operations had increased net revenue of €1.8 million, or 3%, mainly due to increased viewing shares. Our Danish Television operations had an increase in net revenue of €0.9 million, or 8%, due to an increase in viewing shares and in the television advertising market.  Kanal 5 and TV Norge had marginally decreased net revenue.

Our Radio operations net revenue increased €4.9 million, or 42%, mainly due to revenue at the 2003 Acquired Operations. Despite net revenue from acquired operations, net revenue at our Danish Radio operations decreased €0.6 million, mainly due to a decrease in cable fees of €0.4 million and a decrease in the Danish radio advertising market compared to the three months ended June 30, 2003.

Our Print operations had net revenue of €16.3 million.

Station Operating Expenses

Station operating expenses increased €11.6 million, or 12%, from €98.8 million for the three months ended June 30, 2003 to €110.4 million for the three months ended June 30, 2004, mainly due to expenses at the 2003 Acquired Operations. Station operating expenses expressed as a percentage of net revenue were 63.8% and 59.0% for the three months ended June 30, 2003 and 2004, respectively.

The station operating expenses at our Television operations decreased €0.3 million, or 0.3%, mainly due to decreased programming expenses at TV Norge of €1.8 million, or 16%. This decrease was partly offset by increased programming expenses at our Dutch Television operations of €1.2 million, or 3%.

Our Radio operations had increased station operating expenses of €2.8 million, or 69%, mainly due to expenses at the 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €9.2 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €7.9 million, or 34%, from €23.5 million for the three months ended June 30, 2003 to €31.4 million for the three months ended June 30, 2004, mainly due to expenses of €6.8 million related to the 2003 Acquired Operations. Selling, general and administrative expenses expressed as a percentage of net revenue were 15.2% and 16.8% for the three months ended June 30, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses were unchanged at €3.5 million for the three months ended June 30, 2003 and 2004. Corporate expenses expressed as a percentage of net revenue were 2.2% and 1.9% for the three months ended June 30, 2003 and 2004, respectively.

Non-cash Compensation

We did not record non-cash compensation for the three months ended June 30, 2003. In the three months ended June 30, 2004, we recorded non-cash compensation of €0.2 million. The increase relates to the vesting of 9,050 shares of restricted stock and the impact of our increasing share price over the past 12 months on options to purchase 466,667 shares of common stock previously granted to certain of our employees. 66,667 of these options remain subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenue was 0.1% for the three months ended June 30, 2004.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1.2 million, or 21%, from €5.6 million for the three months ended June 30, 2003 to €6.8 million for the three months ended June 30, 2004, mainly due to depreciation and amortization expenses associated with our 2003 Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenue were 3.6% for each of the three months ended June 30, 2003 and 2004.

Operating Income

Operating income increased €11.3 million, or 48%, from €23.6 million for the three months ended June 30, 2003 to €34.9 million for the three months ended June 30, 2004.

Our Television operations had increased operating income of €11.1 million, or 45%, from €24.7 million for the three months ended June 30, 2003 to €35.8 million for the three months ended June 30, 2004. The improvement was mainly due to increased operating income at our Hungarian Television operations of €3.7 million, at VT4 of €2.6 million and at TV Norge of €2.0 million.

Our Radio operations had operating losses of €0.5 million for the three months ended June 30, 2004 compared to operating income of €2.3 million for the three months ended June 30, 2003, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Our Print operations had operating income of €3.2 million.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries decreased €2.5 million from an income of €1.8 million for the three months ended June 30, 2003 to a loss of €0.7 million for the three months ended June 30, 2004, primarily related to our investment in prima TV. The decrease was mainly attributable to the absence in 2004 of income of €2.3 million related to our investment in TVN and TVN7 in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €0.7 million, or 11%, from €5.9 million for the three months ended June 30, 2003 to €5.3 million for the three months ended June 30, 2004. The decrease was mainly due to reduced interest expense of €0.8 million as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003 and increased interest income in 2004. This was partly offset by a €1.2 million non-cash loss on an interest rate swap related to our Senior Notes.

Foreign Exchange Gain (Loss)

Foreign exchange gain (loss) decreased €2.4 million from a gain of €2.3 million for the three months ended June 30, 2003 to a loss of €0.1 million for the three months ended June 30, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain (Loss)

In the three months ended June 30, 2003, we recorded a net loss of €0.3 million primarily related to a loss of €0.7 million on the sale of our equity interest in Lions Gate

Entertainment Corp. We retained 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share. In the three months ended June 30, 2004, we recorded a gain of €2.8 million reflecting an increase in the fair value of these warrants.

Gain (Loss) on Extinguishment of Debt

In the three months ended June 30, 2004, we recorded a loss of €2.5 million realized on the extinguishment of €14.5 million principal amount of our Senior Notes.  We recorded no gain (loss) on extinguishment of debt for the three months ended June 30, 2003.

Other Expenses, Net

Other expenses, net, increased €0.5 million, from €0.3 million for the three months ended June 30, 2003 to €0.8 million for the three months ended June 30, 2004.

Income Taxes

Income taxes increased €4.7 million, from €2.1 million for the three months ended June 30, 2003 to €6.8 million for the three months ended June 30, 2004, mainly due to increased income before tax at our Dutch Television and Print operations and at VT4 in Belgium.

Net Income

As a result of the foregoing, our net income increased €1.9 million from €16.2 million for the three months ended June 30, 2003 to €18.1 million for the three months ended June 30, 2004.

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Net Revenue

Net revenue increased €57.3 million, or 21%, from €270.6 million for the six months ended June 30, 2003 to €327.9 million for the six months ended June 30, 2004.

Our Television operations net revenue increased €18.4 million, or 7%, due to increased net revenue of €6.4 million, or 16%, from our Hungarian Television operations, primarily reflecting an increase in the television advertising market. VT4 had increased net revenue of €5.6 million, or 22%, and our Dutch Television operations had increased net revenue of €4.1 million, or 4%, mainly due to increased viewing shares. Our Danish Television operations had an increase in net revenue of €1.0 million, or 5%, primarily due to an increase in the television advertising market.  Kanal 5 had increased net revenue of €0.8 million, or 2%. TV Norge had decreased net revenue of €0.9 million, or 3%, mainly due to a weakening of the Norwegian kroner against the euro of 9%.

Our Radio operations net revenue increased €8.0 million, or 40%, mainly due to revenue at the 2003 Acquired Operations. Despite net revenue from acquired operations, net revenue at our Danish Radio operations decreased €0.9 million, mainly due to a decrease in cable fees of €0.8 million and a decrease in the Danish radio advertising market compared to the six months ended June 30, 2003.

Our Print operations had net revenue of €30.9 million.

Station Operating Expenses

Station operating expenses increased €25.3 million, or 13%, from €189.3 million for the six months ended June 30, 2003 to €214.6 million for the six months ended June 30, 2004, mainly due to expenses at the 2003 Acquired Operations. Station operating expenses expressed as a percentage of net revenue were 70.0% and 65.4% for the six months ended June 30, 2003 and 2004, respectively.

The station operating expenses at our Television operations increased €1.7 million, or 1.0%, mainly due to increased programming expenses of €3.0 million, or 4%, at our Dutch Television operations, and €1.3 million, or 8%, at our Danish Television operations following the re-launch of the stations in April 2004. Such increases were partly offset by reduced programming expenses of €2.1 million, or 11%, at TV Norge and of €1.0 million, or 4%, at our Hungarian Television operations.

Our Radio operations had increased station operating expenses of €5.6 million, or 73%, mainly due to expenses at the 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €17.9 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €13.8 million, or 30%, from €46.1 million for the six months ended June 30, 2003 to €59.9 million for the six months ended June 30, 2004, mainly due to expenses of €11.8 million related to the 2003 Acquired Operations. Selling, general and administrative expenses expressed as a percentage of net revenue were 17.0% and 18.3% for the six months ended June 30, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses increased €0.3 million, or 5%, from €6.6 million for the six months ended June 30, 2003 to €6.9 million for the six months ended June 30, 2004, mainly due to an increase in corporate headcount. Corporate expenses expressed as a percentage of net revenue were 2.4% and 2.1% for the six months ended June 30, 2003 and 2004, respectively.

Non-cash Compensation

We recorded no non-cash compensation for the six months ended June 30, 2003. In the six months ended June 30, 2004 we recorded non-cash compensation of €1.0 million. The increase relates to the vesting of 9,050 shares of restricted stock and the impact of our increasing share price over the last 12 months on options to purchase 466,667 shares of common stock previously granted to certain of our employees. 66,667 of these options remain subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenue was 0.3% for the six months ended June 30, 2004.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1.8 million, or 16%, from €11.3 million for the six months ended June 30, 2003 to €13.1 million for the six months ended June 30, 2004, mainly due to depreciation and amortization expenses associated with our 2003

Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenue were 4.2% and 4.0% for the six months ended June 30, 2003 and 2004, respectively.

Operating Income

Operating income increased €15.1 million, or 87%, from €17.3 million for the six months ended June 30, 2003 to €32.4 million for the six months ended June 30, 2004.

Our Television operations had increased operating income of €16.8 million, or 79%, from €21.4 million for the six months ended June 30, 2003 to €38.2 million for the six months ended June 30, 2004. The improvement was mainly due to increased operating income at our Hungarian Television operations of €6.1 million, at VT4 of €4.8 million and at TV Norge of €1.9 million.

Our Radio operations had operating losses of €3.7 million for the six months ended June 30, 2004 compared to operating income of €2.5 million for the six months ended June 30, 2003, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Our Print operations had operating income of €5.8 million.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries decreased €3.5 million, from an income of €2.2 million for the six months ended June 30, 2003 to a loss of €1.3 million for the six months ended June 30, 2004, primarily related to our investment in prima TV. The decrease was mainly attributable to the absence in 2004 of an income of €3.0 million related to our investment in TVN and TVN7 in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €4.6 million, or 39%, from €11.8 million for the six months ended June 30, 2003 to €7.2 million for the six months ended June 30, 2004. The decrease was mainly due to reduced interest expense as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003.

Foreign Exchange Gain (Loss)

Foreign exchange gain decreased €3.9 million from €4.6 million for the six months ended June 30, 2003 to €0.7 million for the six months ended June 30, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain (Loss)

In the six months ended June 30, 2003, we recorded investment gains of €0.3 million on the sale of our equity interest in TV Hordaland in Norway and €0.3 million on the sale of our investment in BetandWin.com Interactive Entertainment AG. Such gains were offset by a net loss of €0.7 million on the sale of our equity interest in Lions Gate Entertainment Corp. We retained 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share.  In the six months ended June 30, 2004, we recorded a gain of €2.8 million reflecting an increase in the fair value of these warrants.

Gain (Loss) on Extinguishment of Debt

In the six months ended June 30, 2003, we recorded a gain of €0.1 million realized on the extinguishment of $5.0 million principal amount of our 7% Convertible Subordinated Notes. In the six months ended June 30, 2004, we recorded a loss of €2.5 million realized on the extinguishment of €14.5 million principal amount of our Senior Notes.

Other Expenses, Net

Other expenses, net, increased €0.7 million, from €0.7 million for the six months ended June 30, 2003 to €1.4 million for the six months ended June 30, 2004.

Income Taxes

Income taxes increased €4.6 million, from €2.4 million for the six months ended June 30, 2003 to €7.0 million for the six months ended June 30, 2004, mainly due to increased income before tax at our Dutch Television and Print operations and at VT4 in Belgium.

Net Income

As a result of the foregoing, our net income increased €6.6 million from €7.6 million for the six months ended June 30, 2003 to €14.2 million for the six months ended June 30, 2004.

Liquidity and Capital Resources

At June 30, 2004, we had cash and cash equivalents of €218.6 million and working capital of €224.9 million.

We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

Our operating cash flows result primarily from cash received from the sale of advertising on our television, and radio stations and the sale of advertising in, and subscriptions to, our print publications offset, by cash payments we make for program rights, advertising and marketing costs, employee compensation, and interest payments on our long-term debt obligations. Cash provided by operations was €4.4 million for the six months ended June 30, 2004, compared to €20.8 million for the six months ended June 30, 2003.  The decrease was primarily due to prepayments for program rights, timing differences related to settlement of program right payables and a marginal increase of our program rights inventory, compared to a decrease in the program rights inventory for the six months ended June 30, 2003. The decrease was also due to timing differences related to settlement of accounts payable and accruals.

Cash used in investing activities was €14.6 million for the six months ended June 30, 2004, compared to €1.1 million for the six months ended June 30, 2003. The increase was mainly due to the absence in 2004 of proceeds from sale of equity investments.

Cash used in financing activities was €16.8 million for the six months ended June 30, 2004, compared to €12.7 million for the six months ended June 30, 2003. The change mainly reflects the acquisition and redemption of €14.5 million of our Senior Notes in the six months ended June 30, 2004 compared to the acquisition and redemption of $5.0 million of the 7% Convertible Subordinated Notes in the six months ended June 30, 2003.

We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the next twelve months (see “Capital and Commercial Commitments” below). Our future liquidity is contingent upon continued improved operating results of our existing operations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Capital and Commercial Commitments

The following table and discussion reflect the Company’s significant commercial obligations and other commercial commitments as of June 30, 2004, (in thousands):

	Payment Due by Period
Capital Commitment	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	€135,396	€7,295	€7,901	€120,200	—
Interest on long term debt	58,765	15,078	29,263	14,424	—
Program contracts	330,095	95,924	150,570	62,777	20,824
Operating leases	87,681	32,410	32,559	14,036	8,676
Other liabilities	39,261	30,983	8,278	—	—
Total	€651,198	€181,690	€228,571	€211,437	€29,500

The amounts were calculated using the interest rates as of June 30, 2004, for variable rate debt agreements and the foreign exchange rates as of June 30, 2004, for commitments not denominated in euro. Included in “Other liabilities — Less than 1 year” is an €18.3 million obligation related to the 2003 acquisition of Radio 1 Norge AS and Radio 2 A/S that can be paid in SBS Common Shares. The obligation is expected to be settled for cash in September 2004.

During May and June 2004, we acquired and extinguished €14.5 million of our 12% Senior Notes due 2008 (“Senior Notes”). In July and August 2004, we acquired and extinguished an additional €11.2 million of our Senior Notes, and we may repurchase additional Senior Notes in the future depending upon the price of the Senior Notes. The Senior Notes are redeemable at the option of the Company at 106% of the principal amount in the twelve-month period beginning June 15, 2005, at 103% of the principal amount in the twelve-month period beginning June 15, 2006 and at par value in the twelve-month period beginning June 15, 2007. Before June 15, 2005, the Company may redeem all or part of the Senior Notes at the Make-Whole Price, which is defined as amount, in respect of any Senior Note, equal to the excess, if any, of the present value of the remaining principal, premium and interest payments that would be payable with respect to such note if it were redeemed on June 15, 2005, over the outstanding principal amount of such note. Upon a change of control, our Senior Notes would be payable at 101% of the face amount plus accrued and unpaid interest.

In December 2003, the Company’s shareholders authorized the Company to repurchase up to 10% of its subscribed capital, which currently would amount to up to approximately

3.2 million Common Shares. The Company’s repurchases of Common Shares may take place in the open market or in privately negotiated transactions at prevailing prices but may in no event be for more than €40 per Common Share, and may be effected from time to time as directed by the Company’s Board of Directors. The authorization is valid until June 2005. The Board of Directors has not yet authorized the Company to repurchase any of its Common Shares but may do so in the future depending upon the price of SBS Common Shares, market conditions, the Company’s cash position and other relevant considerations.

Off-Balance Sheet Arrangements

On March 9, 2000, we acquired 86% of the shares of Amerom Television Ltd. (“Amerom”). Amerom owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance of new shares representing 53.5% of Romanian Broadcasting Corporation Limited (“RBC”) to Romanian Investment and Development S.r.l. (“RID”). RBC is a newly formed SBS subsidiary that currently holds an 80% interest in Amerom. RID is controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. As part of our agreements relating to the sale and purchase of RBC we have a contractual commitment that is not included as a liability in our consolidated balance sheet, as our obligation, if any, is not known at this time. More specifically, we may be required to purchase an additional 29.5% interest in RBC, which controls prima TV in Romania. The purchase price would be equal to a multiple of eight times the average annual EBITDA. We also guarantee the obligations of RBC under a put option agreement with the minority shareholders of Ameron.

We anticipate that we will fund any such obligations and commitments from our available cash resources.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition

The primary source of our revenue is the sale of airtime on our television and radio stations to advertisers and magazine subscriptions and advertisements. Revenue is recorded when advertisements are aired. Other sources of revenue include subscription and cable fees, sale of air-time (including teleshopping), teletext fees, product placements and non-cash revenues from barter transactions. Revenue from the sale of magazine subscriptions and cable fees is recognized over the terms of the subscription period. Revenue from barter transactions in which we exchange air-time for advertising, other services, or equity investments, is based upon the estimated fair market value of the asset received or service rendered. Barter revenues represented 1.5% of our consolidated revenue in the six months ended June 30, 2004, compared to 1.6% of our consolidated revenue in the six months ended June 30, 2003.

Program Rights

The accounting for our program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. Based upon our analysis, we wrote down the value of program rights by €1.3 million in the six months ended June 30, 2004 compared to €2.1 million in the six months ended June 30, 2003. Our program rights are expensed when aired or amortized on an accelerated basis when we are entitled to more than one airing. Amortization is based upon our historical experience with similar program types.

Investments

We have invested in equity securities of other companies. We are required to evaluate our investments for other-than-temporary impairment. Our assessment is based on all available evidence, including the duration of the investment and extent to which the investment’s market price (if available) is less than our carrying value, the financial health of the investee, the investment’s expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that no other-than-temporary impairment has occurred, and we recorded no impairment on our investments in the six months ended June 30, 2003 and 2004.

Long-lived assets

We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets during 2003 and in the six months ended June 30, 2004. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

Business Combinations, Goodwill, and Other Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. Determining the estimated fair value of assets acquired and liabilities requires significant judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market trends, among other items. We use independent third parties to assist us in estimating the fair value of certain assets.

We are required to test our goodwill for impairment at least annually. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance, discount rates, and valuations of other European broadcasters. We did not record any impairment of our goodwill as a result of annual impairment tests for the year ended December 31, 2003. We are required to complete a goodwill test annually or earlier if changes in the operating results of the reporting unit or changes in the valuation of other European broadcasters or publishers occur. We are also required to test our other non-amortized intangible assets for impairment annually. We are not aware of any events that require us to perform an interim impairment test during 2004. We will perform our annual impairment test as of October 1, 2004. Future impairment tests may result in a material impairment of goodwill and other intangible assets if such adverse conditions occur.

Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries.  The functional currencies of our subsidiaries did not change significantly against the euro during the first half of 2004 compared to year end 2003.  We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our current and future financing. However, the majority of our long-term debt bears interest at fixed interest rates.  See Item 11 in our 2003 Form 20-F for additional information on market risks.

Exchange Rates

The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint) and for the U.S. dollar at the dates and for the periods indicated. The year-end exchange rates presented below are the rates quoted by the European Central Bank (“ECB”) based on the daily concertation procedure between central banks within and outside the European System of Central Banks, which takes place daily at 2:15 p.m. ECB time; and the average rates presented below were determined by averaging the daily rates of the respective currencies during the periods indicated.

	Six months ended June 30,
	2003	2004
Norwegian kroner equivalent of €1.00
- end of period	8.2935	8.4365
- average during period	7.7545	8.4498
Swedish kroner equivalent of €1.00
- end of period	9.2488	9.1451
- average during period	9.1623	9.1640
Danish kroner equivalent of €1.00
- end of period	7.4299	7.4326
- average during period	7.4278	7.4445
Hungarian forints equivalent to €1.00
- end of period	266.6100	251.6000
- average during period	247.2832	256.1918
U.S. dollar equivalent to €1.00
- end of period	1.1427	1.2155
- average during period	1.1049	1.2275

Trend Information

The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter.  The pace and extent of such trends cannot be predicted with any certainty.

Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years.  Such trends have an impact upon many of our operating costs.  In 2004, inflation in our markets ranges from approximately 2% to 4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business, although future inflationary trends cannot be predicted with any certainty.

Forward-Looking Statements

This report on Form 6-K contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbours created thereby. These forward-looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward- looking terminology such as “may”, “will”, “expect”, “should”, “intend”, “anticipate”, “estimate”, “assumes” or the negative thereof or comparable terminology. The forward-looking statements contained in this Form 6-K include, without limitation, the following statements: (i) the statement that we intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise; (ii) the statement the our new Belgian television channel is expected to launch on October 1, 2004, with an approximate reach of 97% of Flemish homes through over-the-air broadcast and cable on a must-carry basis; (iii) the statement that our new Belgian television channel will be targeted to females aged 20-49 and its schedule will be programmed to complement VT4; (iv) the statement that our new Belgian television channel will to a large extent utilize our existing sales, marketing, technical and operating facilities in Flanders; (v) the statement that we believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the next twelve months; (vi) the statement that we anticipate that we will fund our obligations and commitments in relation to Ameron and RBC with cash flow from operations and borrowings under a new or amended credit facility; and (vii) the statement that Management does not believe that current inflationary trends will have a material effect upon our business.

We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements contained in this Form 6-K, including, without limitation, the following:  (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) our ability to expand our penetration in our current markets and to enter new markets, (viii) the availability of attractive opportunities to expand our broadcast operations, (ix) general economic conditions, (x) the effects of changes in rates of advertising spending growth, (xi) general conditions in the financial and capital markets and conditions in the financial and capital markets in the countries in which we operate and (xii) our success at managing the risks that arise from these and other uncertainties.  Results actually achieved may differ materially from the expected results contemplated by these statements.

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31, 2003	June 30, 2004
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€245,836	€218,551
Short-term investments	528	3,226
Accounts receivable trade, net of allowance for doubtful accounts of €5,070 (€4,990 in 2003)	95,533	90,553
Accounts receivable, affiliates	1,404	1,764
Restricted cash and cash in escrow	1,853	2,095
Program rights inventory, current	102,880	111,083
Other current assets	18,149	21,646
Total current assets	466,183	448,918

Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,581	35,179
Goodwill	149,480	148,140
Other intangible assets, net of accumulated amortization	73,517	75,150
Program rights inventory, non-current	65,079	58,066
Deferred financing cost, net of accumulated amortization	4,447	3,519
Investments in and advances to unconsolidated subsidiaries	3,791	3,334
Other assets	1,200	1,678
Total assets	€799,278	€773,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€34,537	€30,892
Accrued expenses	65,459	58,673
Program rights payable, current	58,921	51,129
Income taxes payable	4,378	5,883
Current portion of long-term debt	3,328	7,295
Deferred income, current	41,862	39,212
Other current liabilities	20,031	30,983
Total current liabilities	228,516	224,067

Program rights payable, non-current	31,190	23,403
12% senior notes due 2008	134,700	120,200
Other long-term debt	8,909	7,901
Deferred tax, non-current	27,440	31,167
Other non-current liabilities	29,405	8,278

Minority interest	61,051	63,117

Shareholders’ equity:
Common Shares (authorized 75,000,000 issued 31,145,883 (31,016,834 in 2003) at par value €2.00)	62,034	62,292
Additional paid-in capital	669,835	672,592
Accumulated deficit	(444,749)	(430,525)
Unearned compensation	(1,499)	(1,612)
Treasury shares (997 common shares)	(28)	(28)
Accumulated other comprehensive loss	(7,526)	(6,868)
Total shareholders’ equity	278,067	295,851
Total liabilities and shareholders’ equity	€799,278	€773,984

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS

AND STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004

Net revenue	€154,932	€187,207	€270,582	€327,881

Operating expenses:
Station operating expenses	98,816	110,416	189,289	214,551
Selling, general and administrative expenses	23,521	31,428	46,115	59,917
Corporate expenses	3,452	3,466	6,551	6,903
Non-cash compensation	—	220	—	1,014
Depreciation	3,687	3,250	7,372	6,383
Amortization	1,903	3,528	3,953	6,736
Total operating expenses	131,379	152,308	253,280	295,504

Operating income	23,553	34,899	17,302	32,377

Equity in income (loss) from unconsolidated subsidiaries	1,761	(721)	2,216	(1,297)
Interest income	329	938	468	2,010
Interest expense	(6,241)	(6,196)	(12,285)	(9,165)
Foreign exchange gain (loss)	2,322	(49)	4,662	726
Investment gain (loss)	(344)	2,789	(54)	2,789
Gain (loss) on extinguishments of debt	—	(2,463)	109	(2,463)
Other expense, net	(269)	(825)	(736)	(1,372)

Income before income taxes and minority interest	21,111	28,372	11,682	23,605

Income taxes	(2,092)	(6,782)	(2,390)	(7,033)

Income before minority interest	19,019	21,590	9,292	16,572

Minority interest in income, net	(2,793)	(3,460)	(1,723)	(2,348)

Net income	€16,226	€18,130	€7,569	€14,224

Net income per common share - basic:	€0.57	€0.58	€0.26	€0.46
Net income per common share - diluted:	€0.56	€0.55	€0.26	€0.43

Weighted average common shares - basic	28,620	31,138	28,616	31,107

Weighted average common shares - diluted	30,857	33,693	28,620	33,163

Net income	€16,226	€18,130	€7,569	€14,224

Currency translation adjustment	(2,242)	538	(6,878)	658
Reclassification adjustment for realized losses included in net income	281	—	—	—
Comprehensive income	€14,265	€18,668	€691	€14,882

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Six months ended June 30,
	2003	2004
Cash flows from operating activities:
Net income	€7,569	€14,224
Adjustments to reconcile net income to net cash provided by operating activities:
Revenue recorded in exchange for equity investments	(719)	(916)
Non-cash compensation	—	1,014
Depreciation and amortization	11,325	13,119
Equity in (income) loss from unconsolidated subsidiaries	(2,216)	1,297
Non-cash interest expense	789	540
Foreign exchange gain on long-term debt	(4,240)	(108)
Loss (gain) on extinguishments of debt	(109)	2,463
Investment (gain) losses, net	54	(2,789)
Minority interest in income	1,723	2,348
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	5,113	5,527
Accounts receivable, affiliates	(285)	(286)
Program rights inventory, net	4,069	(16,197)
Other current assets	(8,137)	(192)
Other non-current assets	(370)	(678)
Accounts payable and accrued expenses	2,846	(16,289)
Deferred income	517	(1,737)
Other liabilities	2,849	3,013
Cash provided by operating activities	20,778	4,353

Cash flows from investing activities:
Proceeds from sale of short-term investments	9,387	—
Cash capital expenditure	(10,385)	(13,846)
Payment for purchase of acquired business, net of cash acquired	(114)	(734)
Cash used in investing activities	(1,112)	(14,580)

Cash flows from financing activities:
Net change in short-term borrowings	(1,295)	—
Proceeds from issuance of common shares	—	1,889
Net change in restricted cash and cash in escrow	(3,026)	(242)
Payment of long-term debt	(8,224)	(18,424)
Payment of capital lease obligation	(112)	—
Cash used in financing activities	(12,657)	(16,777)

Effect of exchange rate changes on cash and cash equivalents	(2,044)	(281)

Net change in cash and cash equivalents	4,965	(27,285)

Cash and cash equivalents, beginning of period	67,040	245,836
Cash and cash equivalents, end of period	€72,005	€218,551

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands of euro)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compen- sation	Treasury shares	Accumulated other comprehensive loss	Total

Balance at January 1, 2003	€57,246	€617,214	€(475,019)	€—	€(502)	€(233)	€198,706

Re-issuance of 15,999 treasury shares	—	(440)	—	—	440	—	—
Issuance of 1,238 Common Shares in exchange for 25,000 stock options	—	(12)	—	—	34	—	22
Exercise of stock options as to 566,667 Common Shares	1,134	8,410	—	—	—	—	9,544
Issuance of 1,827,047 Common Shares in exchange for Convertible Notes	3,654	38,241	—	—	—	—	41,895
Stock-based compensation	—	4,891	—	32	—	—	4,923
Issuance of 60,000 Common Shares as stock compensation	—	1,531	—	(1,531)	—	—	—
Currency translation adjustment	—	—	—	—	—	(7,293)	(7,293)
Net income	—	—	30,270	—	—	—	30,270

Balance at December 31, 2003	€62,034	€669,835	€(444,749)	€(1,499)	€(28)	€(7,526)	€278,067

Exercise of stock options as to 119,999 Common Shares	240	1,649	—	—	—	—	1,889
Stock-based compensation	18	752	—	—	—	—	770
Issuance of 12,400 Common Shares as stock compensation	—	356	—	(356)	—	—	—
Amortization of unearned compensation	—	—	—	243	—	—	243
Currency translation adjustment	—	—	—	—	—	658	658
Net income	—	—	14,224	—	—	—	14,224
Balance at June 30, 2004 (unaudited)	€62,292	€672,592	€(430,525)	€(1,612)	€(28)	€(6,868)	€295,851

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements for the six months ended June 30, 2003 and 2004 have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements.  In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.  Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.  For further information, refer to the consolidated financial statements for the year ended December 31, 2003, and related notes thereto, included in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 14, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP for complete financial statements.

The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.

Advertising revenues in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year.

Impact of recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (‘‘FIN 46’’), and in December 2003, issued a revision to FIN 46. FIN 46 is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. FIN 46 requires ‘‘variable interest entities’’ as defined to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest.

The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46 is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003.

The Company’s final adoption of this statement did not have a material impact on its financial position or results of operations.

Note 2 – Recent Developments

During May and June 2004, the Company acquired and extinguished €14.5 million of its 12% Senior Notes due 2008. The Company recorded a loss of €2.5 million on this extinguishment of debt. In July and August 2004, the Company acquired and extinguished an additional €11.2 million of its Senior Notes at a loss of €1.5 million.

On June 24, 2004, the Company announced the launch of its second television channel in Belgium. The channel, yet to be named, is expected to launch on October 1, 2004, with an approximate reach of 97% of Flemish homes through over-the-air broadcast and cable on a must-carry basis. The new channel will be targeted to females aged 20-49 and its schedule will be programmed to complement VT4, our existing television station in Belgium. The new channel will to a large extent utilize VT4’s existing sales, marketing, technical and operating facilities in Flanders.

On July 8, 2004, the Company acquired the remaining 49.3% minority interest in TV Norge AS for cash consideration of NOK 260 million (€30.8 million) from TV2 AS, increasing its ownership stake in TV Norge AS to 100%. During the third quarter, the Company will perform a purchase price allocation for the acquisition of the minority interest.

On August 30, 2004 the Company announced that it will repurchase for €18.6 million in cash, all of the 856,494 SBS common shares used in September 2003 to acquire Radio 1 Norge AS in Norway and Radio 2 AS in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and Norsk Aller AS.  As a result of the cash payment, the Company will repurchase the common shares that were delivered to the sellers in September 2003 that they were otherwise entitled to sell.

Note 3 – Stock-based Compensation

The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the vesting of restricted stock awards and options to purchase 466,667 shares subject to variable accounting treatment that are included as non-cash compensation. 400,000 of the above options are no longer subject to variable accounting treatment.

The following table illustrates the impact to net income and net income per share if the Company accounted for its stock options granted to employees using the fair value method under Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. The Company’s pro forma information follows (in thousands, except share data):

		Three months ended June 30,		Six months ended June 30,
		2003	2004	2003	2004

Net income, as reported		€16,226	€18,130	€7,569	€14,224

Add:	Stock-based compensation expense included in reported net income	—	220	—	1,014
Deduct:	Total stock-based compensation expense determined using the fair value method	(3,499)	(3,514)	(5,447)	(7,050)
Pro forma net income		€12,727	€14,836	€2,122	€8,188

Basic net income per share, as reported		€0.57	€0.58	€0.26	€0.46
Diluted net income per share, as reported		€0.56	€0.55	€0.26	€0.43

Pro forma basic net income per share		€0.44	€0.48	€0.07	€0.26
Pro forma diluted net income per share		€0.44	€0.45	€0.07	€0.25

Note 4 – Earnings Per Share

The per-share calculations shown in Consolidated Statement of Operations for the three- and six-month periods ended June 30, 2003 and 2004 are computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The following table reconciles the numerator and the denominator used for calculating the diluted earnings per share (in thousands):

		Three months ended June 30,		Six months ended June 30,
		2003	2004	2003		2004
	Numerator :
	Net income	€16,226	€18,130	€7,569		€14,224
Add :	Interest on consideration for Radio 1 and Radio 2 acquisition unless it is anti-dilutive	—	263	—		—
	Interest on convertible debt unless it is anti-dilutive	986	—	—		—
	Net income used to calculate diluted earnings per share	€17,212	€18,393	€7,569		€14,224

	Denominator :
	Weighted average common shares	28,620	31,138	28,616		31,107
	Effect of dilutive securities :
	Employee stock options	6	1,861	4		2,056
	Consideration for Radio 1 and Radio 2 acquisition	—	694	—		694	*
	7% convertible subordinated notes	2,231	—	2,403	*	—
	Less anti-dilutive items (*)	—	—	(2,403)		(694)
	Weighted average common shares - diluted	30,857	33,693	28,620		33,163

	Diluted earnings per share	€0.56	€0.55	€0.26		€0.43

Note 5 – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments	Total

Balance at January 1, 2004	€(7,256)	€(7,256)

Currency translation adjustment	658	658
Balance at June 30, 2004	€(6,868)	€(6,868)

Note 6 – Goodwill and Other Intangible Assets

The goodwill balance as of December 31, 2003 and June 30, 2004 was €149.5 million and €148.1 million, respectively. The change in the net carrying amount of goodwill comprises:

Goodwill at January 1, 2004	€149,480
Decrease - mainly post-acquisition adjustments	(1,340)
Goodwill at June 30, 2004	€148,140

Intangible assets comprised the following at December 31, 2003 and June 30, 2004, respectively:

	December 31, 2003			June 30, 2004
	Gross carrying amount	Accumulated amortization	Other intangible assets, net	Gross carrying amount	Accumulated amortization	Other intangible assets, net

Broadcasting licenses	€7,539	€(3,299)	€4,240	€7,923	€(552)	€7,371
Customer relationships	26,212	(867)	25,345	26,208	(2,206)	24,002
Other intangible assets	9,320	(5,999)	3,321	9,705	(6,279)	3,426
Amortized intangible assets	43,071	(10,165)	32,906	43,836	(9,037)	34,799
Broadcasting licenses with indefinite economic lives	9,407	—	9,407	9,245	—	9,245
Trademarks with indefinite economic lives	31,204	—	31,204	31,106	—	31,106
Total	€83,682	€(10,165)	€73,517	€84,187	€(9,037)	€75,150

The weighted-average amortization periods for broadcasting licenses, customer relationships and other amortizable intangible assets are 3 years, 10 years and 3 years, respectively.

Note 7 – Commitments

The Company has guaranteed the obligations of certain consolidated subsidiaries under their debt agreements to third parties. These debt agreements are fully reflected in the Company’s consolidated balance sheets.  The guarantees aggregate to €10.1 million.

The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 8 – Segment Reporting

Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (‘‘FAS 131’’). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision-maker. The Company’s chief operating decision maker allocates resources and assesses performance for each country’s television or radio operations.  Due to similar economic characteristics, the Company’s operating segments are further aggregated into three reporting segments: (i) “Television operations” (ii) “Radio operations” and (iii) “Print operations”.

		Three months ended June 30,		Six months ended June 30,
		2003	2004	2003	2004
Television operations
Net revenue:
TV Norge	(in Norway)	€14,160	€14,141	€26,259	€25,397
Kanal 5	(in Sweden)	23,409	23,236	42,595	43,384
TV Danmark and Kanal 5	(in Denmark)	10,644	11,519	20,249	21,240
VT4	(in Belgium)	14,819	17,443	25,816	31,433
SBS6, NET5 and Veronica	(in the Netherlands)	55,846	57,681	95,464	99,594
TV2	(in Hungary)	23,738	28,700	38,849	45,259
Broadcast Text and other		707	1,677	1,142	2,442
Total net revenue		143,323	154,397	250,374	268,749

Station operating expenses		94,832	94,512	181,565	183,291
Selling, general and administrative expenses		18,894	19,949	37,518	39,284
Depreciation and amortization		4,853	4,094	9,889	7,968
Total operating expenses		118,579	118,555	228,972	230,543
Income from operations		€24,744	€35,842	€21,402	€38,206

Radio operations
Net revenue:
Denmark		€3,613	€3,046	€6,581	€5,704
Sweden		2,426	5,010	4,153	8,269
Norway		—	2,666	—	4,472
Finland		4,408	4,461	7,620	7,386
Greece		1,162	1,326	1,854	2,359
Total net revenue		11,609	16,509	20,208	28,190

Station operating expenses		3,984	6,745	7,724	13,372
Selling, general and administrative expenses		4,627	8,633	8,597	15,471
Depreciation and amortization		737	1,624	1,436	3,063
Total operating expenses		9,348	17,002	17,757	31,906
Income (loss) from operations		€2,261	€(493)	€2,451	€(3,716)

Print operations
Net revenue		—	€16,301	—	€30,942

Station operating expenses		—	9,159	—	17,888
Selling, general and administrative expenses		—	2,846	—	5,162
Depreciation and amortization		—	1,060	—	2,088
Total operating expenses		—	13,065	—	25,138
Income from operations		—	€3,236	—	€5,804

Consolidated
Net revenue:		€154,932	€187,207	€270,582	€327,881
Income from operating segments		27,005	38,585	23,853	40,294
Corporate expenses		(3,452)	(3,466)	(6,551)	(6,903)
Non-cash compensation		—	(220)	—	(1,014)
Operating income		€23,553	€34,899	€17,302	€32,377

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING SA

Date: August 31, 2004	By:	/S/ MARKUS TELLENBACH
Markus Tellenbach
President and Chief Executive Officer